SECURI  ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per reponse 12.00

SEC FILE
8-31464

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALPINE SECURITIES CORPORATION

PCAOB ft
3408

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.

440 East 400 South
(No. And Street)

Salt Lake City (City) Utah (State)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTAC

Todd Groskreutz (
(Area

B. ACCOUNTANT IDENTIF

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

5292 South College Drive STE 101	Salt Lake City	Utah	84123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Groskreutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CFO

Title



Notary Public


ELISHA WERNER
Notary Public • State of Utah
Commission # 582542
COMM. EXP. 04-28-2014

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders Equity or Partners or Sole Proprietor s Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation (the Company) as of September 30, 2011, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

November 18, 2011

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2011

Assets		
Cash		$ 1,481,808
Cash segregated under Federal and other regulations		1,179,074
Deposits with clearing organizations		220,000
Receivables:		
Customers	$ 364,670	
Broker - dealers	1,503,129	
Clearing organizations	26,010	
Employees	14,796	
	1,908,605	
Less: Allowance for doubtful accounts	(48,928)	
		1,859,677
Furniture and Equipment, at cost, less accumulated depreciation of $118,472		56,048
Total Assets		$ 4,796,607

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION (Continued)
September 30, 2011

Liabilities and Stockholder's Equity	
Liabilities	
Payable to customers	$ 1,253,200
Payable to broker - dealers	134,812
Payable to employees	212
Payable to clearing organizations	5,334
Payable to correspondents	888,540
Accounts payable and accrued expenses	163,838
Salaries and commissions payable	189,937
Total Liabilities	2,635,873
Stockholder's Equity	
Common stock, $.50 par value; 200,000 shares authorized, 113,500 shares issued and outstanding	56,750
Additional paid-in capital	1,843,564
Retained earnings	260,420
Total Stockholder's Equity	2,160,734
Total Liabilities and Stockholder's Equity	$ 4,796,607

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)
For The Year Ended September 30, 2011

Revenues:	
Commissions	$ 1,248,665
Net gain on trading accounts	9,296
Clearing income from correspondents	1,252,633
Ticket charges	545,008
Interest income	3,198
Other income	1,807,647
Total Revenues	4,866,447
Expenses:	
Commissions	925,720
Salaries and benefits	557,165
Clearing	468,247
Communications	94,259
Payroll taxes	84,268
Data processing	245,366
Postage and delivery	96,665
Rent	43,000
Transfer fees	250,667
Professional services	328,415
Depreciation	14,755
Regulatory fees	79,747
Travel and entertainment	10,501
Bank fees	53,841
Other	128,140
Total Expenses	3,380,756
Net Income	$ 1,485,691

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended September 30, 2011

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at September 30, 2010	$ 68,250	$ 235,424	$ (457,700)	$ 1,912,069	$ 1,758,043
Retirement of treasury stock	(11,500)	-	457,700	(446,200)	-
Withdrawal of capital	(56,750)	(235,424)	-	(1,608,140)	(1,900,314)
Capital contribution	56,750	1,843,564	-	-	1,900,314
Dividends paid	-	-	-	(1,083,000)	(1,083,000)
Net income	-	-	-	1,485,691	1,485,691
Balance at September 30, 2011	$ 56,750	$ 1,843,564	$ -	$ 260,420	$ 2,160,734

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2011

Cash Flows From Operating Activities:	
Net income	$ 1,485,691
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	14,755
Increase in allowance for doubtful accounts	48,928
(Increase) decrease in operating assets:	
Receivables	(1,764,536)
Trading securities - at market value	10,525
Increase (decrease) in operating liabilities:	
Payable to customers	893,565
Payable to broker - dealers	43,628
Payable to shareholders	(37,652)
Payable to employees	(24,943)
Payable to clearing organizations	(5,191)
Payable to correspondents	504,006
Accounts payable and accrued expenses	65,217
Salaries and commissions payable	117,565
Net Cash From Operating Activities	1,351,558
Cash Flows From Investing Activity:	
Purchase of furniture and equipment	(49,948)
Net Cash From Investing Activity	(49,948)
Cash Flows From Financing Activity:	
Withdrawal of capital	(1,900,314)
Contribution of capital	1,900,314
Dividends paid	(1,083,000)
Net Cash from Financing Activity	(1,083,000)
Net Increase (Decrease) in Cash and Cash Equivalents	218,610
Cash and Cash Equivalents, September 30, 2010	2,442,272
Cash and Cash Equivalents, September 30, 2011	$ 2,660,882

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984 as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges a transaction fee per trade ticket.

Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Receivables
Receivables are recorded on a settlement date basis except for unsettled trades of marketable securities held in the Company s trading account. Receivables arising from these trades, if any, are accounted for on a trade date basis and are included as a component of receivable from clearing organizations.

Receivables are written-off when they are determined to be uncollectible. The Company has determined that an allowance for doubtful accounts of $48,928 is necessary at September 30, 2011. This determination is based on the Company s historical losses, the existing economic conditions in the securities brokers and dealers industry, and the financial stability of its customers.

Trading Securities
Marketable securities in the Company s trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities held by the Company as of September 30, 2011 is $0.

Furniture and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods.

Revenue Recognition
Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes
The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder s individual income tax return.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2011, the Company s uninsured cash balances totaled $929,074.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company s policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $824,844 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2011 was $1,058,583. Subsequent to year end, on October 3, 2011, the Company deposited an additional $450,000 into the reserve bank account to cover the required reserve.

Cash of $350,230 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company s clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company s SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2011 was $265,261. Subsequent to year end, on October 3, 2011, the Company withdrew $50,000 out of the reserve bank account, leaving enough to cover the required reserve.

NOTE 3 DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $220,000 as of September 30, 2011.

NOTE 4 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivable and employee payable account balances from the customer account receivables and payables.

NOTE 5 STOCKHOLDER'S EQUITY

On March 3, 2011, all outstanding shares of common stock were purchased by a new owner. As part of the stock purchase agreement, the Company issued stock purchase warrants to the former shareholders that authorize in total the purchase of 11,350 shares of the Company s $0.50 par value per share common stock at a purchase price of $26.43 per share. The warrants expire on March 2, 2016.

As part of the new owner s stock purchase, the number of authorized shares of common stock was reduced from 500,000 to 200,000, and the Company retired all of its treasury stock.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for a correspondent firm which became a related party on March 3, 2011 when the entity came under new ownership. The Company s new owner is a Limited Liability Company which is owned by the President of the correspondent firm, and the correspondent firm is owned by a family member of the President.

At September 30, 2011, the Company had a payable to the related party for $425,784. Revenue from performing services for the related party and its customers for the year ended September 30, 2011 was $436,228 of clearing income and $300,096 of other income. These amounts relate to the fiscal year as a whole and include amounts earned prior to the change in ownership. Total revenues from the related party and its customers comprise approximately 15% of the Company s total revenues for the year ended September 30, 2011.

The Company rents office space on a month-to-month basis from an entity that was a related party prior to the change in the Company s ownership on March 3, 2011. Three prior stockholders of the Company are owners of the former related party company. Rent expense for the portion of the fiscal year prior to the change in ownership was $11,000.

NOTE 7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2011, the Company had net capital (calculated on trade date basis) of $1,779,873 which was $1,529,873 in excess of its required net capital of $250,000. The Company s net capital ratio was 1.02 to 1.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company s customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company s statement of financial condition as of September 30, 2011, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Salt Lake City, Utah.

NOTE 10 OTHER COMMITMENTS

The Company entered into a five year agreement beginning January, 2008 with another entity for integrated trade execution processing and financial reporting software and support services. Minimum monthly payments to be made by the Company are $7,826.

NOTE 11 SUBSEQUENT EVENTS

The Company paid a dividend of $288,553 to the shareholder on October 18, 2011.

Subsequent events have been evaluated through November 18, 2011, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2011

Computation Of Net Capital		
Total ownership equity from Statement of Financial Condition		$ 2,160,734
Deduct ownership equity not allowable for net capital		-
Total Ownership Equity Qualified for Net Capital		2,160,734
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 127,479	
Aged fail-to-deliver	252,022	
Other deductions and/or charges	1,360	
Total Deductions and/or Charges		(380,861)
Net capital before haircuts on securities positions		1,779,873
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - stocks and warrants	-	
Total Haircuts on Securities		-
Net Capital		$ 1,779,873
Computation Of Basic Net Capital Requirement		
Minimum net capital required		$ 120,722
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (larger of the above)		250,000
Excess net capital		$ 1,529,873
Net Capital less the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		$ 1,479,873
Computation Of Aggregate Indebtedness		
Total A.I. liabilities from Statement of Financial Condition		$ 2,639,678
Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii))		(828,844)
Total aggregate indebtedness		$ 1,810,834
Ratio of aggregate indebtedness to net capital		1.02 to 1

ALPINE SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2011

Net capital as reported in Company's FOCUS report, September 30, 2011	$ 1,782,596
Adjustments by auditors:	
To convert the financial statements from Settlement Date basis to Trade Date basis of accounting:	
Commissions expense	(12,595)
Commissions income	22,902
To record additonal operating expenses	(2,030)
To increase the allowance for doubtful accounts	(11,000)
Net capital per audited financial statements, September 30, 2011	$ 1,779,873

ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2011

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 1,253,200
Customers' securities failed to receive	42,388
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days	87
Total Credit Items	1,295,675
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions (Settlement date basis of accounting)	232,786
Failed to deliver of customers' securities not older than 30 calendar days	4,306
Total Debit Items	237,092
Reserve Computation	
Excess of total credits over total debits	$ 1,058,583
If computation permitted on a monthly basis, enter 105% of Excess of total debits over total credits	$ -
Amount held on deposit in "Reserve Bank Accounts", including value of qualified securities, at end of reporting period	828,844
Required deposit ($450,000 deposited on 10/03/2011)	$ 229,739

ALPINE SECURITIES CORPORATION
RECONCILIATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3 PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2011

Excess of total credits over total debits as reported in Company's FOCUS report, September 30, 2011	$ 1,055,221
Adjustments by auditors:	
To adjust customer debit balances for increase in allowance for doubtful accounts and reclass of amount recorded as cash to customer receivable.	3,362
Excess of total credits over total debits per audited financial statements, September 30, 2011	$ 1,058,583

ALPINE SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2011

State the market valuation and number of items of:

1.	Customers fully paid and excess margin securities not in the respondent s possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$	0
	A. Number of items		0
2.	Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3.	$	0
	A. Number of items		0
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.		Yes



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholder
Alpine Securities Corporation
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Alpine Securities Corporation (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company s internal control. Accordingly, we do not express an opinion on the effectiveness of the Company s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures as we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC s previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management s authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 18, 2011

ALPINE SECURITIES CORPORATION
TABLE OF CONTENTS

Page

ALPINE SECURITIES CORPORATION

SIPC ANNUAL GENERAL ASSESSMENT RECONCILIATION

AGREED UPON PROCEDURES

INDEPENDENT ACCOUNTANT'S SUPPLEMENTAL REPORT

For The Year Ended September 30, 2011

ALPINE SECURITIES CORPORATION
AGREED UPON PROCEDURES
TABLE OF CONTENTS
For The Year Ended September 30, 2011

Page



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

Independent Accountant's Report On
Applying Agreed-Upon Procedures

Stockholder
Alpine Securities Corporation
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2011, which were agreed to by Alpine Securities Corporation (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no exceptions.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011. The Company submitted an amended Form SIPC-7 to correct for related audit adjustments. We noted no exceptions in relation to the amended form.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Jensen & Keddington

November 22, 2011

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ALPINE SECURITIES CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
For The Year Ended September 30, 2011

Total assessment for the year ended September 30, 2011			$ 12,166

Assessment Payments

Payment Date	SIPC Collection Office to Where Payment Was Mailed	Payment Amount	
April 26, 2011	Washington, DC	$ 4,141	
November 21, 2011	Washington, DC	7,316	
November 22, 2011	Washington, DC	709	
	Total assessment payments		12,166

Total assessment balance due	$ -